UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Federated Hermes ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):
Federated Hermes Funds, 4000 Ericsson Drive, Warrendale, Pennsylvania 15086-7561

Telephone Number (including area code): (412) 288-1900

Name and address of agent for service of process:
Peter J. Germain, Esquire, 1001 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3779

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A.

YES [X] NO [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Pittsburgh and state of Pennsylvania on the 19th day of August, 2021.

Signature: Federated Hermes ETF Trust
(Name of Registrant)

BY: /s/ George F. Magera
George F. Magera
Assistant Secretary

(Name of director, trustee or officer signing on
behalf of Registrant)

Attest:

/s/ Peter J. Germain
Peter J. Germain
(Name)

Chief Legal Officer and Secretary
(Title)